VIA EDGAR AND E-MAIL

June 15, 2021

Division of Corporation Finance

Office of International Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Brookfield Asset Management Inc.
Registration Statement on Form F-3
File Nos. 333-255310

To Whom It May Concern:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, Brookfield Asset Management Inc. hereby respectfully requests that the effectiveness of the above referenced registration statement on Form F-3, File Nos. 333-255310, as amended, be accelerated by the Commission so that it may become effective at 10 A.M. Eastern Time on Wednesday, June 16, 2021 or as soon thereafter as practicable.

If the staff of the Commission has any questions, please contact Mile Kurta, Esq. of Torys LLP at (212) 880-6363 or mkurta@torys.com. In addition, it would be appreciated if, as soon as the registration statement is declared effective, you would so inform Mr. Kurta and then send written confirmation to the addressees listed on the cover of the registration statement.

[Signature Page Follows]

Sincerely,

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice President